

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Bank of America Debenture-Backed
Series 2001-6
CUSIP NO. 80409R109

Distribution Date July 2, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beggining Principal Amount	Principal Payment	Ending Principal Amount	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$63,370,000.00	$0.00	$63,370,000.00	7.25000%	90/360	$1,148,581.25	$0.00	$1,148,581.25

Additional Information	
Swap Counterparty Payment Amount to Trustee	$1,152,504.18
Trustee Payment to Swap Counterparty	$0.00
Trustee Fees	$1,875.00
Expense Account Deposit	$2,047.93

Underlying Security	Bank of America Cap A 8.07% Preferred Cap Securities 06605HAA6
Payment Dates	June/December or NBD
Current Principal Balance	$58,075,000.00
Annual Coupon Rate (Fixed)	8.07000%
Interest Payment Received	$2,343,326.25

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's		S & P	Date
80409R109	aa2	A-	Ba2	26-Jun-12	BB+	23-Dec-10
Underlying Security	aa2	A-	Ba2	21-Jun-12	BB+	15-Dec-10

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.